

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2023

Michael Ryan
Secretary
Brookfield Infrastructure Corp.
250 Vesey Street, 15th Floor
New York, New York 10281

> **Re: Brookfield Infrastructure Corp.**
> **Brookfield Infrastructure Partners L.P.**
> **Registration Statement on Form F-4**
> **Filed May 23, 2023**
> **File No. 333-272131**

Dear Michael Ryan:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-4

Questions and Answers
Q: How is the mix of cash and BIPC Share consideration to be delivered to holders of the Common Shares in the Merger determined?, page xi

1. We note that the stock portion of the merger consideration will be subject to a collar mechanism based on the volume weighted average price of BIPC Shares on the NYSE over 10 trading days, with other fixed exchange ratios if the final share price is above or below the collar, such that the implied stock portion of the merger consideration will fluctuate based on the market price of BIPC Shares until the completion of the Merger. Accordingly, please provide an illustrative table using a reasonable range of prices of the BIPC shares with columns indicating the respective exchange ratios and other relevant

information. Please also disclose the range of shares that may be issued based on the collar, and fixed exchange ratios if BIPC's final stock price is above or below the collar, using the trading price as of the most recent practicable date.

2. Please explain the "value-equalization mechanic" that provides that each Common Share which is converted into either the all-cash or all-BIPC Share Merger Consideration will receive substantially the same value per Common Share as the mixed consideration.

Exhibits

3. Please provide the legal opinions of McMillan LLP and Appleby (Bermuda) Limited prior to effectiveness.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Purcell, Staff Attorney, at 202-5515-5351 or Kevin Dougherty, Staff Attorney, at 202-551-3271 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Michael Hong